

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2015

Via E-mail
Wei Mei Tu
Chief Executive Officer
Zhen Ding Resources Inc.
Suite 205, 353 St. Nicolas
Montreal, Quebec
Canada H2Y 2P1

> Re: **Zhen Ding Resources Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 9, 2015**
> **File No. 333-193211**

Dear Ms. Tu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of the Property of the Wuxi Gold Project, page 21

1. On page 23, you state that the permit extension application for the Gold Mining License is currently in process. Please disclose when you expect to receive the license extension based on your experience with past applications. For example, disclose whether the process is typically a lengthy process or whether your applications have been denied in the past. Please also include a risk factor describing the effect on the company in the event the license application is denied.

       You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or James Lopez at (202) 551-3536 with any other questions.

                   Sincerely,

                   /s/ James Lopez (for)

                   John Reynolds
                   Assistant Director

cc: Wayne Chiang, Esq.
       Chiang Law Office, P.C.